Summary



What if, you could watch and listen to your grandparents tell their life stories, lessons, recipes...
in first person?

What if, you could effectively leave your life stories and insights to your kids, grandkids, and generations to come?

Key reasons to invest in Capsll inc:

- Already fully formed Delaware C-corp that retains Austin based legal firm Pierce McCoy
- A founding team that has known each other for a collective 39 years and are surrounded by some key expert advisors.
- For many, the future of online presence is moving from public social sharing, toward selective private sharing with select friends and family.
- Growing skepticism toward social media is creating a mass opportunity for a new, more personally controlled platform.
- Our coached storytelling aspect is rooted in the founder having 17 years in radio and TV broadcasting and interviewing.
- Over and above excellent return on investment, be a part of the mission to value human life by saving both personal and world history in a way never before done.
- Patent Pending

Problem

Platform & Proficiency



- People used to save histories in books, memoirs or photo albums, but in a digital world we have failed to save our histories in a way that can be handed on effectively. At best, memories are scattered across social media, if recorded at all, with fewer people posting to the sites they once trusted with their memories.

Solution

Integration & Inspiration



- Capsll helps people effectively recount their life stories, provides an easy to use, trustworthy platform with reliable storage that ensures perpetuity of content, and inspires a movement to save personal and world history.

Product

Slick, Beautiful, Easy to Use



- Patent Pending
- Beautiful, fluid design, created to feel immersive.
- Coached storytelling from a 17 year broadcasting professional.
- Our Legacy feature sets you up to pass your content on in perpetuity.
- A single Capsll can hold multiple media formats; video, audio, pictures, documents, all in one place.
- The option to mark Capslls as private, keeping that Capsll to yourself or sharing it with a select few, or marking it public to list on the public feed for others to enjoy.
- A public feed that inspires ongoing use, creative ideas, and community movement.

Starting Small, Scaling Fast



- We are approaching the market with the minimum viable feature set, on Apple OS only, limiting major bug fix issues.
- We are securing strategic partners for initial launch though their large client networks.
- Our first target of 5k active subscriptions sees Capsll break even at month 9.

- We will be offering 100 free lifetime accounts to influencers etc at launch.

Business Model

Annual or Monthly Subscription



- Capsll operates on a **subscription model**, building trust by eliminating the need for user data farming and targeted user marketing.
- Having a subscription model eliminates the need for third party advertising, which is a possible addition to the free trial.

Competition

The Capsll Advantage



- While there are a few apps available that are competitors to some of our features, non offers a full spectrum service as we do,

resulting in little to no traction.

- As such, instead of listing them as competitors we have approached this from where people are currently saving their memory content.

Market

Focused on the Largest Demographic for the next 20 years



- While we have recognized a large addressable market, our immediate goal is to start small and scale fast.
- Ancestry.com provides insight to a demographic of people that have committed time and money in interest of their family heritage. Based on this user base, Capsll is set to be extremely profitable.
- Dreaming BIG but starting small, we're focused on retaining just 5000 users in our first year, resulting in a break even point at just 9 months.

Why Now?



- There is a large emerging market of "memory" focused digital applications, but none that offer a full service like we do, namely;

coaching, a content platform, storage, and legacy transfer.
- Unlike others, we are not building a feature, we are building a company.

Company Vision

Meaningful Application, both Now and for the Future



- We believe that by recognizing the value of each person's story we add value to human life and the fabric of society.
- Legacies can be left to future family and friends.
- Creators can own their work, particularly as we move toward advancement in NFT digital asset ownership.
- Seniors are revalued in society. "Old people are the future!"
- Military can leave Capslls prior to deployment.
- Terminally ill can leave life stories and insights, for example, to children who would only appreciate it once they are old enough to do so.
- The social impact of a teen being able to hear insights from his late father, for example, may lead him toward meaning, and away from a life of crime or destitution.

Founders



Clint Davis

Founder, CEO
Extensive international
experience. Former commercial
radio host to 5 million listeners,
program director, corporate
podcast executive producer.
South Africa, Dubai, Australia,
U.S.A.

Sam Syed

Co Founder, CFO

15 years of Finance
experience, Trading, Wealth
Management, Advisory & Risk.
U.K, Dubai, U.S.A.

Anton Devenish

Co Founder, HoP
Veteran UI/UX Designer with vast
experience in infrastructure
architecture and complex
technical project management.
South Africa, U.K, Indonesia,
Australia, New Zealand, Europe.

- Our team has known each other for a collective of 39 years
- We have each lived all over the world, enlarging our worldview and understanding of the human condition, shaping our approach to the product and market.